Exhibit 99.1

PNI Digital Media Inc.

Unaudited Interim Condensed Consolidated Financial Statements
For the three month period ended December 31, 2011

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

The accompanying unaudited interim financial statements of PNI Digital Media Inc. (the “Company”) have been prepared by and are the responsibility of the Company’s management. The Company’s independent auditor has not performed a review of these financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

PNI Digital Media Inc.
Condensed Consolidated Interim Statements of Financial Position
Unaudited – Prepared by Management
(expressed in Canadian dollars)

	December 31, 2011	September 30, 2011	October 1, 2010

Assets

Current assets
Cash and cash equivalents	$5,390,268	$3,936,176	$4.690,355
Accounts receivable (note 8)	5,302,272	4,535,912	5,302,865
Prepaid expenses and other current assets	507,447	460,140	541,026

	11,199,987	8,932,228	10,534,246

Property and equipment (note 9)	4,827,264	5,140,150	5,230,829
Deferred income tax asset	7,020,783	7,065,857	5,861,504
Intangible assets (note 10)	1,100,587	680,437	1,115,794
Goodwill (note 11)	640,715	654,222	658,904

	$24,789,336	$22,472,894	$23,401,277

Liabilities

Current liabilities
Accounts payable and accrued liabilities (note 12)	$4,417,827	$3,284,311	$5,471,878
Current portion of deferred revenue	352,661	250,323	613,081
Current portion of finance lease obligations	-	-	107,964

	4,770,488	3,534,634	6,192,923

Deferred revenue	282,145	33,898	78,876
	5,052,633	3,568,532	6,271,799

Shareholders’ Equity (note 13)

Share capital	$66,526,598	$66,420,572	$66,307,826
Contributed surplus	19,495,570	19,522,420	18,933,619
	86,022,168	85,942,992	85,241,445

Deficit	(65,972,144)	(67,012,367)	(68,111,967)

Accumulated other comprehensive loss	(313,321)	(26,263)	-

	(66,285,465)	(67,038,630)	(68,111,967)

	19,736,703	18,904,362	17,129,478

	$24,789,336	$22,472,894	$23,401,277

Approved by the Board of Directors

“Kyle Hall”	Director	“Peter Fitzgerald “	Director

The accompanying notes are an integral part of these consolidated financial statements

PNI Digital Media Inc.
Condensed Consolidated Statements of Income and Comprehensive Income
Unaudited – Prepared by Management
(expressed in Canadian dollars)

	Three Months Ended
	December 31, 2011	December 31, 2010

Revenue (note 15)	$6,950,376	$7,733,805
Cost of sales	2,591,569	2,654,525
Gross Profit	4,358,807	5,079,280

Expenses
Software development	2,164,177	2,305,854
General and administration	1,093,029	1,100,309
Sales and marketing	170,954	323,845

	3,428,160	3,730,008

Profit from operations	930,647	1,349,272

Foreign exchange gain	105,286	170,439
Finance income	559	48
Finance costs	-	(5,536)

	105,845	164,951

Profit (loss) before income tax	1,036,492	1,514,223

Current income tax recovery (expense)	-	-
Deferred income tax recovery (expense)	3,731	(534,533)
Income tax recovery (expense)	3,731	(534,533)

Profit for the period	1,040,223	979,690

Other comprehensive gain (loss):

Cumulative translation adjustment
	(287,058)	(456,637)

Total comprehensive income for the period	$753,165	$523,053

Earnings (loss) per share (note 13g)
Basic	$0.03	$0.03
Fully diluted	$0.03	$0.03

The accompanying notes are an integral part of these consolidated financial statements

PNI Digital Media Inc.
Condensed Consolidated Statements of Changes in Equity
Unaudited – Prepared by Management
(expressed in Canadian dollars)

	Share capital
			Share
	Number of		capital			Accumulated
	Common		purchased			other	Total
	Shares		for	Contributed		comprehensive	Shareholders’
		Amount	cancellation	surplus	Deficit	loss	equity

Balance September 30, 2011	34,010,958	$66,420,572	-	$19,522,420	$(67,012,367)	$(26,263)	$18,904,362

Issuance of shares on vesting of RSUs and PSUs	68,464	106,119		(106,119)			-

Stock-based compensation recorded in net profit				11,421			11,421

Compensation expense re. acquisition of WorksMedia Limited				67,848			67,848

Net profit					1,040,223		1,040,223

Other comprehensive loss						(287,058)	(287,058)

Reduction in share capital as a result of realizing the deferred tax expense associated with a portion of deductible share issue costs		(93)					(93)

Balance December 31, 2011	34,079,422	$66,526,598	-	$19,495,570	$(65,972,144)	$(313,321)	$19,736,703

	Share capital
			Share
	Number of		capital			Accumulated
	Common		purchased			other	Total
	Shares		for	Contributed		comprehensive	Shareholders’
		Amount	cancellation	surplus	Deficit	loss	equity

Balance October 1, 2010	33,853,782	$66,349,735	(41,909)	$18,933,619	$(68,111,967)	$-	$17,129,478

Purchase of share capital for cancellation (98,300 shares)			(161,065)				(161,065)

Cancellation of shares repurchased	(115,200)	(225,413)	182,270	43,143			-

Stock-based compensation recorded in net profit				234,076			234,076

Compensation expense re. acquisition of WorksMedia Limited				95,558			95,558

Net profit					979,690		979,690

Other comprehensive loss						(456,637)	(456,637)

Reduction in share capital as a result of realizing the deferred tax expense associated with a portion of deductible share issue costs		(26,706)					(26,706)

Balance December 31, 2010	33,738,582	$66,097,616	$(20,704)	$19,306,396	$(67,132,277)	$(456,637)	$17,794,394

The accompanying notes are an integral part of these consolidated financial statements

PNI Digital Media Inc.
Condensed Consolidated Statements of Cash Flows
Unaudited – Prepared by Management
(expressed in Canadian dollars)

	Three Months Ended
	December 31,	December 31,
	2011	2010
Cash flows from operating activities
Net profit earnings for the period	$1,040,223	$979,690
Items not affecting cash
Amortization of property and equipment	404,775	495,375
Amortization of intangible assets	265,331	194,004
Stock-based compensation expense	79,269	329,634
Unrealized foreign exchange loss (gain)	(95,672)	(195,888)
Allowance for doubtful accounts	-	9,086
Loss on disposal of property and equipment	-	19,472
Deferred income tax (recovery) expense	(3,731)	534,533
	1,690,195	2,365,906
Net change in non-cash working capital
Items (note 21)	696,739	(2,499,216)
	2,386,934	(133,310)

Cash flows from investing activities
Purchase of property and equipment	(102,913)	(378,024)
Purchase of intangible assets	(690,778)	-
Proceeds on disposal of property and equipment	-	809
	(793,691)	(377,215)

Cash flows from financing activities
Repurchase of common shares	-	(140,361)
Repayment of capital lease obligations	-	(107,964)
	-	(248,325)
Effect of changes in foreign exchange rates on cash and cash equivalents	(139,151)	(193,941)

Increase (decrease) in cash and cash equivalents during the period	1,454,092	(952,791)

Cash and cash equivalents - beginning of period	3,936,176	4,690,355

Cash and cash equivalents - end of period	$5,390,268	$3,737,564

The accompanying notes are an integral part of these consolidated financial statements

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
Unaudited – Prepared by Management
(expressed in Canadian dollars)

1.	Nature of operations

PNI Digital Media Inc. is incorporated under the laws of the Province of British Columbia, Canada and is listed on the Toronto Stock Exchange under the symbol PN. The address of the Company’s registered office is Suite 590, 425 Carrall Street, Vancouver, B.C. Canada, V6B 6E3.

PNI Digital Media Inc. and its subsidiaries (together “the Company”) offers the photofinishing retailer and its customers an online and in-store solution for producing prints and gifting products from their digital images. The Company’s online platform electronically connects the photofinishing retailer and its customers through the internet and provides digital image delivery, hosting, transaction processing and storage. In addition, the Company provides the photofinishing retailer with kiosk software which allows consumers to offload digital images from their digital media and order prints and gifting products within the retailer’s locations. The kiosk software is also connected to the Company’s online platform permitting customers in-store to order gifting products from the kiosk, which are then transmitted from the kiosk to a remote fulfillment facility via the online platform.

2.	Basis of preparation and adoption of IFRS

The Company prepares its financial statements in accordance with Canadian generally accepted accounting principles as defined in the Handbook of the Canadian Institute of Chartered Accountants (“CICA Handbook”). In 2010, the CICA Handbook was revised to incorporate International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) and to require publicly accountable enterprises to apply these standards effective for years beginning on or after January 1, 2011. Accordingly, these are the Company’s first condensed consolidated interim financial statements prepared in accordance with IFRS as issued by the IASB. In these financial statements, the term “Canadian GAAP” refers to Canadian GAAP before the adoption of IFRS. The first date at which IFRS was applied was October 1, 2010 (“Transition Date”).

These condensed consolidated interim financial statements have been prepared in accordance with IFRS applicable to the preparation of interim financial statements, including International Accounting Standard 34, Interim Financial Reporting (“IAS 34”) and International Financial Reporting Standard 1, First-time Adoption of International Financial Reporting Standards (“IFRS 1”). Subject to certain transition elections and mandatory exemptions from retrospective application disclosed in note 5, the Company has consistently applied the same accounting policies in its opening IFRS statement of financial position as at October 1, 2010 and throughout all periods presented, as if these policies had always been in effect. Note 5 discloses the impact of the transition to IFRS on the Company’s reported balance sheets, statements of operations and cash flows for the periods presented.

The policies applied in these condensed consolidated interim financial statements are based on IFRS issued and outstanding as of March 5, 2012, the date the Board of Directors approved the statements. Any subsequent changes to IFRS that are given effect

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
Unaudited – Prepared by Management
(expressed in Canadian dollars)

in the Company’s annual consolidated financial statements for the year ending September 30, 2012 could result in a restatement of these condensed consolidated interim financial statements, including the transition adjustments recognized on change-over to IFRS.

The condensed consolidated interim financial statements should be read in conjunction with the Company’s Canadian GAAP annual financial statements for the year ended September 30, 2011. Note 5 discloses IFRS information for the year ended September 30, 2011 not provided in the 2011 annual financial statements.

3.	Summary of significant accounting policies

The significant accounting policies used in the preparation of these condensed consolidated financial statements are as follows:

a)	Basis of measurement

The condensed consolidated financial statements have been prepared under the historical cost convention.

b)	Basis of consolidation

These consolidated financial statements include the accounts of the Company and each of its wholly-owned subsidiaries. Wholly owned subsidiaries are entities in which the Company has control, directly or indirectly, where control is defined as the power to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities. The Company’s wholly-owned subsidiaries are PhotoChannel Capital Inc., PhotoChannel Management Inc., PNI Digital Media Ltd., PNI Digital Media Europe Ltd., Pixology Incorporated and WorksMedia Limited.

All material intercompany balances and transactions are eliminated upon consolidation.

c)	Business combinations

The Company accounts for business combinations using the acquisition method of accounting. The cost of an acquisition is measured as the cash paid and the fair value of other assets given, equity instruments issued and liabilities incurred or assumed at the acquisition date. All acquired identifiable assets, liabilities and contingent liabilities are recognized at fair value at the acquisition date. Any excess of the cost of an acquisition over the net fair value of the identifiable assets, liabilities and contingent liabilities acquired is recognized as goodwill. If the cost of an acquisition is less than the fair value of the net assets of the acquired entity, the difference is recognized directly in the statement of comprehensive income. Acquisition related costs are expensed as incurred.

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
Unaudited – Prepared by Management
(expressed in Canadian dollars)

d)	Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker are responsible for allocating resources and assessing performance of the operating segments and have been identified as the executive team of the Company.

e)	Use of estimates

The preparation of condensed consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of estimates and assumptions include the determination of the recoverable amounts for property and equipment and intangible assets, impairment testing of goodwill, the determination of the recoverability of deferred income taxes and the determination and classification of stock-based transactions. Actual results may differ from those estimates. On transition to IFRS, there has been no change in the Company’s critical accounting estimates and judgements from those previously made and disclosed.

f)	Foreign currency translation

(i)	Function and presentation currency

Items included in the financial statements of each consolidated entity in the PNI Digital Media Inc. group are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The functional currency of PNI Digital Media Inc. is the Canadian dollar.

The financial statements of entities that have a functional currency different from that of PNI Digital Media Inc. (“foreign operations”) are translated into Canadian dollars as follows: assets and liabilities – at the closing rate at the date of the statement of financial position, and income and expenses – at the average rate of the period (as this is considered a reasonable approximation of the actual rates prevailing at the transaction dates). All resulting changes are recognized in other comprehensive income as cumulative translation adjustments.

Should a foreign operation be sold, the cumulative exchange differences recognized in accumulated other comprehensive income (loss) since October 1, 2010 would be recognized in the income statements as part of the profit or loss on sale.

(ii)	Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
Unaudited – Prepared by Management
(expressed in Canadian dollars)

losses resulting from the settlement of foreign currency transactions and from the translation at exchange rates of monetary assets and liabilities denominated in currencies other than an entities’ functional currency are recognized in the statement of comprehensive income in “realized foreign exchange (loss) gain” and “unrealized foreign exchange (loss) gain” respectively.

g)	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, deposits held with banks, and other short-term highly liquid investments with original maturities of three months or less. Investments with an original maturity of more than three months are designated short-term held for trading securities which are measured at fair value with changes in fair value recorded in net loss. As at December 31, 2011, September 30, 2011, and October 1, 2010, the Company had no investments with original terms to maturity of greater than three months.

h)	Property and equipment

Property and equipment are recorded at cost less accumulated amortization and accumulated impairment losses (if any). Cost includes expenditures that are directly attributable to the acquisition of the asset. Subsequent costs, if any, are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost can be measured reliably. Repairs and maintenance costs are charged to the statement of income during the period in which they are incurred.

The major categories of property and equipment are amortized over their estimated useful lives at the following rates:

Computer equipment	30% declining balance
Furniture and office equipment	20% declining balance
Leasehold improvements	Life of the lease
Equipment held under capital lease	Life of the lease

Residual values, method of amortization and useful lives of the assets are reviewed annually and adjusted if appropriate.

Gains and losses on disposals of property and equipment are determined by comparing the proceeds with the carrying amount of the asset and are included in the appropriate expense category including cost of sales, software development, general and administration and sales and marketing.

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
Unaudited – Prepared by Management
(expressed in Canadian dollars)

i)	Intangible assets

(i)	Identifiable intangible assets

Intangible assets acquired in a business combination that meet the specified criteria for recognition, apart from goodwill, are initially recognized and measured at fair value. Intangible assets with finite useful lives, including acquired software, software developed for internal use and customer relationships, are amortized on a straight-line basis over their estimated useful lives as follows:

Acquired software	3 years
Customer relationships	3 years
Internal use software	1-3 years

Amortization of intangible assets is included within cost of sales. The amortization methods and estimated useful lives of intangible assets are reviewed annually or earlier if events and circumstances change.

(ii)	Goodwill

Goodwill represents the excess of the purchase price of an acquired enterprise over the fair values assigned to the identifiable net assets of the acquired enterprise at the date of acquisition. Goodwill is allocated to each cash-generating unit (“CGU”) or group of CGUs that are expected to benefit from the related business combination. Goodwill is not amortized, and is carried at cost less accumulated impairment losses, if any.

j)	Impairment of non-financial assets

Property and equipment and intangible assets are tested for impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. Long-lived assets that are not amortized are subject to an annual impairment test. For the purpose of measuring recoverable amounts, assets are grouped at the lowest levels for which there are separately identifiable cash flows (CGUs). The recoverable amount is the higher of:

  An asset’s fair value less costs to sell; and

  Value in use (being the present value of the expected future cash flows of the relevant asset or CGU).

An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount.

Goodwill is reviewed for impairment annually or at any time if an indicator of impairment exists.

Goodwill acquired through a business combination is allocated to each CGU or group of CGUs that are expected to benefit from the related business combination. A group of

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
Unaudited – Prepared by Management
(expressed in Canadian dollars)

CGUs represents the lowest level within the entity at which the goodwill is monitored for internal management purposes, which is not higher than an operating segment.

The Company evaluates impairment losses, other than goodwill, for potential reversals when events or circumstances warrant such consideration.

k)	Income taxes

Income tax comprises current and deferred tax. Income tax is recognized in the statement of income except to the extent that it relates to items recognized directly in other comprehensive income or directly in equity, in which case the income tax is also recognized directly in other comprehensive income or equity, respectively.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted, at the end of the reporting period, and any adjustment to tax payable in respect of previous years. As at December 31, 2011, the Company has not incurred any taxes payable (December 31, 2010: $nil).

Tax on income in interim periods accrued using the tax rate that would be applicable to expected total annual earnings.

Deferred tax is recognized, using the balance sheet liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and for operating losses or tax credits. Deferred income tax is determined on a non-discounted basis using tax rates and laws that have been enacted or substantively enacted at the balance sheet date and are expected to apply when the deferred tax asset is realized or liability is settled. Deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences can be utilized.

Deferred income tax assets and liabilities are presented as non-current.

l)	Share capital

Direct costs associated with the issue of capital stock or warrants are deducted from the related proceeds at the time of the issue.

m)	Revenue

The Company provides online and in-store digital media solutions to retailers. These solutions are primarily provided through the PNI Digital Media Network services (Network Services). The Company also provides professional services and sells software products to retailers either directly or through license and distribution agreements. The products sold do not have any general rights of return except under arrangements whereby the Company provides the product to the ultimate customer.

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
Unaudited – Prepared by Management
(expressed in Canadian dollars)

Through Network Services, the Company’s customers obtain access to the PNI Digital Media Platform (Platform) which provides the technology which delivers media transactions between retailers and content providers and their consumers. The Platform provides a transaction and order routing tier which delivers orders placed either through online sites or kiosks to the production facilities of the Company’s customers for production and delivery to end consumers. Through the Platform, customers are able to store, edit, archive, distribute and print photographs and other personalized products. The Company does not produce the content, but may act as an agent for certain retailers for some consumer deliverables. The Network Services provided by the Company may include the software, hosting, storage and archiving facilities, ongoing development up to a specified threshold of hours, initial integration of the software into the customer’s environment, technical support, maintenance services and hardware. Fees for these services are paid through fixed and variable fees. The variable fees are based on different factors and may be based on the number of physical locations connected to the Network, the number of transactions processed through the Platform, the number of images uploaded through the Platform, a percentage of revenue earned by its customers and the amount of storage capacity used in excess of minimums provided in the contract. The Company accounts for the Network Services as a single unit of accounting.

In some instances, the Company provides services to the ultimate customers who access the PNI Network through a retailer’s website. These services include taking on the responsibility for the fulfillment of print orders, the provision of certain consumer deliverables and other media. The Company pays the retailer a commission for the use of their website and other services provided by the retailer. The Company is responsible for fulfilling the ultimate customers’ orders and fulfills its obligations through the use of third party suppliers who ship the products directly to the customer. Revenue is recognized when the product is shipped, net of estimated returns, as the Company has transferred the significant risks and rewards of ownership to the customer at that time. The Company estimates the provision for returns based on historical experience and adjusts to actual returns when determinable.

The Company provides professional services in addition to the initial integration services to make changes to the customer’s website and branded environment and to provide email marketing programs to customers.

Revenue is considered realized or realizable and earned when all of the following criteria are met:

(i)	Persuasive evidence of a sales arrangement exists;
(ii)	Delivery has occurred or services have been rendered;
(iii)	The price is fixed or determinable; and
(iv)	Collectability is reasonably assured.

Cash received from customers prior to the related revenue being recognized is recorded as deferred revenue. In addition to this general policy:

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
Unaudited – Prepared by Management
(expressed in Canadian dollars)

  Fees earned for software licenses relate to the sale of software either directly to retailers or to distributors for resale to retailers for use in-store, allowing end users to edit and order prints and other photo-related items from digital images. Revenue from these arrangements that involve multiple elements are reviewed to determine whether a delivered item(s) has value to the customer on a stand-alone basis and whether there is objective and reliable evidence of the fair value of the undelivered item(s). If these criteria are met, the Company allocates revenue using the relative fair value of each element within the contract that has stand-alone value, such as software products, post contract customer support and maintenance. In instances, where the Company has evidence of the fair value of each element within a multiple deliverable arrangement, revenue is recognized upon the delivery or rendering of service(s) with respect to each element as there is no general right of return. Revenue for perpetual software licenses is recognized upon delivery, as the license holder is not obligated to pay maintenance for the ongoing use of the license. Maintenance fees are recognized on a straight line basis over the term of the maintenance service period. If the fair value of the delivered item is not obtainable, the Company allocates revenue using the residual method in instances where the fair value of the undelivered item is verifiable. The Company does not currently have any multiple deliverable arrangements which require the use of the residual approach.

  Installation fees are fixed upfront fees related to Network Services which are deferred and recognized on a straight-line basis over the life of the agreement, or where the agreement with the customer is on a month-to-month basis, over the estimated life of the customer relationship period. The customer relationship period is assessed annually, and has been estimated to be 24 to 36 months.

  Monthly fixed fees per connected location are recognized monthly and are included in membership fees.

  Fees for storing and archiving digital images for customers in excess of the minimums provided in the agreement are based upon our customers storage capacity needs, and are recognized as the storage is provided and are included in archive fees.

  Professional services are recognized when the services are completed and included in professional fees.

The Company offers volume and other rebates and discounts to certain customers which are recognized as a reduction of revenue at the date the related revenue is recognized or the date the offer is made for previously recognized revenue. The amount of rebates is based on estimates of the expected rebates to be paid based on historical and expected trends or on the maximum potential rebates that could be earned by a customer if the Company is unable to reasonably estimate the expected rebate. The Company accounts for cash consideration offered to customers, including annual volume discounts, as a reduction in sales revenue.

All revenues are reported net of sales and value added taxes.

Trade accounts receivable balances are shown net of allowances for doubtful accounts.

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
Unaudited – Prepared by Management
(expressed in Canadian dollars)

n)	Software development costs

Software development costs includes the costs to customize aspects of the Company's PNI Network software for specific customers as well as the cost of generating the Company's software used in the PNI Network and software sold to customers. For costs incurred to generate software used in the PNI Network or sold to customers, the Company classifies costs into a research phase and a development phase. Costs incurred during the research phase are expensed when incurred as the Company is not able to demonstrate that the software will generate future economic benefits. Costs incurred during the development phase are recognized as intangible assets only if the Company can demonstrate all of the following:

  The technical feasibility of completing the software so that it will be available for use or sale;

  Its intention to complete the software and use or sell it;

  Its ability to use or sell the software;

  How the software will generate probable future economic benefits;

  The availability of adequate technical, financial and other resources to complete the development and use or sell the software; and

  Its ability to measure reliability the expenditure attributable to the software during its development.

If these criteria are not met, the development costs are expensed when incurred for both costs of developing the Company’s software used directly in the PNI Network and the software which is sold to customers or customized for customers. During the three month period ended December 31, 2011, the Company had incurred software development costs of $2,164,177 (December 31, 2010: $2,305,854), these costs principally consist of staff and consulting costs associated with the day to day operations of the Company including customizing aspects of the Company’s PNI Network software for specific customers, generating and maintaining the Company’s software used in the PNI Network and exploring new initiatives. As at December 31, 2011 the Company has capitalized development costs of $591,338, of which $404,912 was capitalized during the three months ended December 31, 2011 (period ended December 31, 2010: $nil), as all of these costs met the capitalization criteria.

o)	Cost of sales

Cost of sales is comprised of costs associated with providing hosting services to our customers, customer support provided on behalf of our customers, and costs of products sold as it relates to instances where the Company is responsible for fulfillment of certain items sold. Hosting services include costs for renting our data centers, personnel costs associated with maintaining and monitoring the performance of our network, personnel and consulting costs associated with maintaining our customer’s sites and third party software licenses used in maintaining the performance of our network and platform. In addition, cost of sales includes amortization associated with property and equipment used in our data

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
Unaudited – Prepared by Management
(expressed in Canadian dollars)

centers, amortization associated with acquired software, customer relationships and internal use software relating to generating revenue.

The Company does not include costs associated with improving the underlying platform or adding new features to sites as cost of sales; such activities are included within software development.

p)	Share-based payment

The Company’s stock-based awards may take the form of stock options, Performance Share Units (“PSU”), and Restricted Share Units (“RSU”) which are granted to directors and certain employees of the Company as an element of compensation. The cost of the service received as consideration is measured based on an estimate of fair value at the date of the grant. The grant-date fair value is recognized as compensation expense over the related service period with a corresponding increase in contributed surplus. If graded awards are granted, each vesting tranche is accounted for as a separate award. Compensation expense is recognized for awards expected to vest over the applicable vesting period with a corresponding increase in contributed surplus.

On exercise of stock options, the Company issues common shares from treasury and the consideration received together with the compensation expense previously recorded to contributed surplus is credited to share capital. On vesting of PSUs and RSUs, the Company issues common shares from treasury and the compensation expense previously recorded to contributed surplus is credited to share capital.

The Company uses the Black-Scholes option pricing model to estimate the fair value of each stock option. The Black-Scholes option pricing model requires the Company to estimate the expected term of the options granted, the volatility of the Company’s common shares, forfeitures, and an expected dividend yield. The Company estimates the expected term of the options granted by considering the Company’s historical experience involving stock option exercise; cancellations and expiries; volatility is estimated with reference to historical volatility data; forfeitures are estimated with reference to historical forfeiture data. The Company does not currently anticipate paying any cash dividends in the foreseeable future and therefore has used an expected dividend yield of zero as detailed in note 12b. The Black-Scholes model also requires the Company to input a risk-free interest rate and the Company uses the Bank of Canada marketable bond rates.

The fair value of each PSU and RSU awarded is based upon the quoted price of the Company’s stock on the date of grant. All PSU and RSU awards are equity settled. As it relates to PSUs and RSUs, the Company estimates the expected forfeiture rate and no value is attributed to awards that the employee is expected to forfeit as a result of not achieving the service or performance conditions. The expected forfeiture rate is adjusted for actual forfeitures when they occur.

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
Unaudited – Prepared by Management
(expressed in Canadian dollars)

q)	Leases

Leases entered into are classified as either finance or operating leases. Leases that transfer substantially all of the benefits and risks of ownership of property to the Company are accounted for as finance leases. Property acquired under finance leases is recorded as an asset on the balance sheet with a corresponding increase to the finance lease obligation and depreciated over the life of the lease.

Leases in which a significant portion of the risk and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases are charged to operations on a straight-line basis over the term of the lease. The benefits of lease inducements provided to the Company are recognized on a straight-line basis over the term of the lease agreement.

r)	Financial instruments

Financial assets and liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership. Financial liabilities are derecognized when the obligation specified in the contract is discharged, cancelled or expires.

At initial recognition, the Company classifies its financial instruments in the following categories:

(i)

Financial assets and liabilities at fair value through profit or loss: A financial asset or liability is classified in this category if acquired principally for the purpose of selling or repurchasing in the short-term. Derivatives are also included in this category unless they are designated as hedges. The Company does not have any financial assets or liabilities classified within this category.

Financial instruments in this category are recognized initially and subsequently at fair value. Transaction costs are expensed in the condensed consolidated statement of comprehensive income.

(ii)

Loans and receivables: Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. The Company’s loans and receivables comprise trade and other accounts receivable and cash and cash equivalents, and are included in current assets due to their short-term nature.

Loans and receivables are initially recognized at the amount expected to be received less, when material, a discount to reduce the loans and receivables to fair value. Subsequently, loans and receivables are measured at amortized cost using the effective interest method less a provision for impairment. Changes in the amortized cost are recorded in the condensed consolidated statement of income and comprehensive income.

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
Unaudited – Prepared by Management
(expressed in Canadian dollars)

(iii)	Financial liabilities at amortized cost: Financial liabilities at amortized cost include trade payables and accrued liabilities, deferred revenue, and debt. Financial liabilities are initially recognized at the amount required to be paid less, when material, a discount to reduce the payables to fair value. Subsequently, financial liabilities are measured at amortized cost using the effective interest method. Changes in the amortized cost are recorded in the condensed consolidated statement of income and comprehensive income.

Financial liabilities are classified as current liabilities if payment is due within twelve months. Otherwise, they are presented as non-current liabilities.

s)	Provisions

Provisions are recognized where a legal or constructive obligation has been incurred as a result of past events, it is probable that an outflow of resources embodying economic benefit will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made. If material, provisions are measured at the present value of the expenditures expected to be required to settle the obligation. The increase in any provision due to passage of time is recognized as accretion expense.

t)	Earnings per share

Basic earnings per share (“EPS”) is calculated by dividing the net income (loss) for the period attributable to equity owners of PNI Digital Media Inc. by the weighted average number of common shares outstanding during the period.

Diluted EPS is calculated by adjusting the weighted average number of common shares outstanding for dilutive instruments. Under the treasury stock method, the weighted average number of common shares outstanding for the calculation of diluted net earnings per share assumes that the proceeds to be received on the exercise of dilutive stock options and warrants and the unrecognized portion of the fair value of stock options are applied to repurchase common shares at the average market price for the period. Stock options and warrants are dilutive when the average market price of the common shares during the period exceeds the exercise price of the options and warrants.

u)	Future accounting pronouncements:

All accounting standards effective for periods on or after January 1, 2011 have been adopted as part of the transition to IFRS. The following new accounting pronouncements have been issued but are not effective and may have an impact on the Company:

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
Unaudited – Prepared by Management
(expressed in Canadian dollars)

IFRS 7 – “Financial Instruments: Disclosures” (“IFRS 7”)

IFRS 7 was amended to enhance disclosure requirements related to offsetting of financial assets and financial liabilities. These amendments are effective for years beginning on, or after January 1, 2013. The Company does not believe the adoption of the amendments will have any impact on its results from operations or its financial position.

IAS 1 – “Presentation of items of other comprehensive income (“IAS 1”)

IAS 1 was amended to change the disclosure of items presented in other comprehensive income (“OCI”), including a requirement to separate items presented in OCI into two groups based on whether or not they may be recycled to profit or loss in the future. IAS 1 is effective for years beginning on, or after July 1, 2012. The adoption of this standard will not have an impact on the Company’s results from operations or its financial position.

IAS 19 – “Employee benefits” (“IAS 19”)

IAS 19 was amended to reflect (i) significant changes to recognition and measurement of defined pension expense and termination benefits, and (ii) expanded disclosure requirements. IAS 19 is effective for years beginning on, or after January 1, 2013. The Company does not believe the adoption of the amendments will have impact on its results from operations or its financial position.

IFRS 9 – “Financial Instruments” (“IFRS 9”)

IFRS 9 was issued in November 2009 and contained requirements for financial assets. This standard addresses classification and measurement of financial assets and replaces the multiple category and measurement models in IAS 39 Financial Instruments –Recognition and measurement for debt instruments, with a new mixed measurement model having only two categories: amortized cost and fair value through profit or loss. IFRS 9 also replaces the models for measuring equity instruments and such instruments are either recognized at fair value through profit or loss or at fair value through other comprehensive income (loss). Where such equity instruments are measured at fair value through other comprehensive income (loss), dividends are recognized in profit or loss to the extent not clearly representing a return of investments; however, other gains and losses (including impairments) associated with such instruments remain in accumulated comprehensive income (loss) indefinitely.

Requirements for financial liabilities were added in October 2010 and they largely carried forward existing requirements in IAS 39, except that fair value changes due to credit risk for liabilities designated at fair value through profit and loss would generally be recorded in other comprehensive income (loss). IFRS 9 is effective for years beginning on, or after January 1, 2015.

The Company has not yet assessed the impact of the adoption of IFRS 9 on its results from operations or its financial position.

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
Unaudited – Prepared by Management
(expressed in Canadian dollars)

IFRS 10 – “Consolidation” (“IFRS 10”)

IFRS 10 requires an entity to consolidate an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Under existing IFRS, consolidation is required when an entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. IFRS 10 replaces SIC-12 “Consolidation – Special Purpose Entities” and parts of IAS 27, “Consolidated and Separate Financial Statements”. The Company does not believe the adoption of IFRS 10 will have any impact on its results from operations or its financial position. IFRS 10 is effective for years beginning on, or after January 1, 2013.

IFRS 11 – “Joint Arrangements” (“IFRS 11”)

IFRS 11 requires a venture to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures will be accounted for using the equity method of accounting, whereas for a joint operation, the venture will recognize its share of the assets, liabilities, revenue and expenses of the joint operation. Under existing IFRS, entities have the choice to proportionately consolidate or equity account for interests in joint ventures. IFRS 11 supersedes IAS 31, “Interests in Joint Ventures”, and SIC-13, “Jointly Controlled Entities –Non-monetary Contributions by Ventures”. The Company does not believe the adoption of IFRS 11 will have any impact on its results from operations or its financial position. IFRS 11 is effective for years beginning on, or after January 1, 2013.

IFRS 12 – “Disclosure of Interests in Other Entities” (“IFRS 12”)

IFRS 12 establishes disclosure requirements for interests in other entities, such as joint arrangements, associates, special purpose vehicles and off-balance sheet vehicles. The standard carries forward existing disclosures and also introduces significant additional disclosure requirements that address the nature of, and risks associated with, an entity’s interests in other entities. The Company does not believe the adoption of IFRS 12 will have any affect on its results from operations or its financial position. IFRS 12 is effective for years beginning on, or after January 1, 2013.

IFRS 13 – “Fair Value Measurement” (“IFRS 13”)

IFRS 13 is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It also establishes disclosures about fair value measurement. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and, in many cases, does not reflect a clear measurement basis or consistent disclosures. The Company has not yet assessed the impact of the adoption of IFRS 13 on its results from operations or its financial position.

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
Unaudited – Prepared by Management
(expressed in Canadian dollars)

IAS 32 – Financial instruments: Presentation (“IAS 32”)

IAS 32 is amended to clarify requirements for offsetting of financial assets and financial liabilities. These amendments are effective for years beginning on, or after January 1, 2014. The Company does not believe the adoption of the amendments will have any affect on its results from operations or its financial position.

4.	Significant accounting estimate uncertainties

The Company makes estimates and assumptions concerning the future that will, by definition, seldom equal actual results. The following are the estimates and judgments applied by management that most significantly affect the Company’s financial statements. These estimates and judgments have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

(a)	Significant accounting estimates

The preparation of these interim condensed consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual outcomes could differ from these estimates. The interim condensed consolidated financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the interim condensed consolidated financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and the revision affects both current and future periods.

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the balance sheet date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, include, but are not limited to, the following:

  The assessment of the carrying values of long-lived assets;

  The inputs used in accounting for share-based compensation; and

  The recoverability of the Company’s deferred tax assets.

5.	Transition to IFRS

These condensed consolidated interim financial statements have been prepared in accordance with IFRS applicable to the preparation of interim financial statements, including IAS 34 and IFRS 1.

The effect of the Company’s transition to IFRS is summarized in this note as follows:

(i)	Transition elections

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
Unaudited – Prepared by Management
(expressed in Canadian dollars)

(ii)	Reconciliation of equity and comprehensive income as previously reported under Canadian GAAP to IFRS
(iii)	Adjustments to the statement cash flows
(iv)	Notes to the reconciliations

i)	Transition Elections

Set forth below are the transition exemptions and exceptions to full retrospective application of IFRS applied by the Company on transition:

IFRS Voluntary Exemptions

Share-based payments – IFRS 1 permits the application of IFRS 2 Share Based Payments only to equity instruments granted after November 7, 2002 that had not vested by the date of transition to IFRS. The Company has applied this exemption and will apply IFRS 2 for equity instruments granted after November 7, 2002 that had not vested by October 1, 2010.

Business Combinations - The Company has elected to apply IFRS 3, Business Combinations, prospectively to business combinations that occur after the date of transition. The Company has elected this exemption under IFRS 1, which removes the requirement to retrospectively restate all business combinations prior to the date of transition to IFRS.

Cumulative translation differences – The Company has elected to apply the IFRS 1 exemption whereby cumulative translation differences included in accumulated other comprehensive loss are reset to zero at the transition date.

IFRS Mandatory Exceptions

Estimates – In accordance with the requirements of IFRS 1, hindsight is not used to create or revise estimates. The estimates previously made by the Company under Canadian GAAP were not revised on transition to IFRS except where necessary to reflect any differences in accounting policies.

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
Unaudited – Prepared by Management
(expressed in Canadian dollars)

ii)	Reconciliation of equity and comprehensive income as previously reported under Canadian GAAP to IFRS

		Previous Canadian Effect of transition
		GAAP	to IFRSs	IFRSs
	Note	October 1, 2010
Assets

Current assets
Cash and cash equivalents		$4,690,355		$4,690,355
Accounts receivable		5,302,865		5,302,865
Prepaid expenses and other current assets		541,026		541,026
Current portion of deferred income tax asset	a)	1,026,651	(1,026,651)	-
		11,560,897	(1,026,651)	10,534,246

Property and equipment		5,230,829		5,230,829

Deferred income tax asset	a)	4,953,934	907,570	5,861,504

Intangible assets	b)	1,115,794		1,115,794

Goodwill		658,904	-	658,904

		$23,520,358	$(119,081)	$23,401,277

Liabilities

Current liabilities
Accounts payable and accrued liabilities		$5,471,878		$5,471,878
Current portion of deferred revenue		613,081		613,081
Current portion of capital lease obligations		107,964		107,964
Deferred income tax liability	a)	119,081	(119,081)	-

		6,312,004	(119,081)	6,192,923

Deferred revenue		78,876		78,876
		6,390,880	(119,081)	6,271,799

Shareholders’ Equity

Share capital	c)	$66,200,215	107,611	$66,307,826
Contributed surplus		18,933,619		18,933,619
		85,133,834	107,611	85,241,445

Deficit	b), c)	(65,684,820)	(2,427,147)	(68,111,967)

Accumulated other comprehensive loss	b), d)	(2,319,536)	2,319,536	-

		(68,004,356)	(107,611)	(68,111,967)

		17,129,478		17,129,478

		$23,520,358	$(119,081)	$23,401,277

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
Unaudited – Prepared by Management
(expressed in Canadian dollars)

		Previous Canadian Effect of transition
		GAAP	to IFRSs	IFRSs
	Note		December 31, 2010
Assets

Current assets
Cash and cash equivalents		$3,737,564		$3,737,564
Accounts receivable		6,125,136		6,125,136
Prepaid expenses and other current assets		548,702		548,702
Current portion of deferred income tax asset	a)	1,094,702	(1,094,702)	-

		11,506,104	(1,094,702)	10,411,402

Property and equipment		5,184,067		5,184,067

Deferred income tax asset	a)	4,280,015	978,813	5,258,828

Intangible assets	b)	873,775		873,775

Goodwill		630,351		630,351

		$22,474,312	(115,889)	$22,358,423

Liabilities

Current liabilities
Accounts payable and accrued liabilities		$3,911,753		$3,911,753
Current portion of deferred revenue		602,139		602,139
Current portion of capital lease obligations		-		-
Deferred income tax liability	a)	115,889	(115,889)	-
		4,629,781	(115,889)	4,513,892
Deferred revenue		50,137		50,137
		4,679,918	(115,889)	4,564,029

Shareholders’ Equity

Share capital	c)	$65,996,007	80,905	$66,076,912
Contributed surplus	e)	19,175,859	130,537	19,306,396
		85,171,866	211,442	85,383,308

Deficit	b), c), e)	(64,601,299)	(2,530,978)	(67,132,277)

Accumulated other comprehensive loss	b), d)	(2,776,173)	2,319,536	(456,637)

		(67,377,472)	(211,442)	(67,588,914)

		17,794,394		17,794,394

		$22,474,312	(115,889)	$22,358,423

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
Unaudited – Prepared by Management
(expressed in Canadian dollars)

		Previous Canadian Effect of transition
		GAAP	to IFRSs	IFRSs
	Note		September 30, 2011
Assets

Current assets
Cash and cash equivalents		$3,936,176		$3,936,176
Accounts receivable		4,535,912		4,535,912
Prepaid expenses and other current assets		460,140		460,140
Current portion of deferred income tax asset	a)	108,933	(108,933)	-

		9,041,161	(108,933)	8,932,228

Property and equipment		5,140,150		5,140,150

Deferred income tax asset	a)	7,013,431	52,426	7,065,857

Intangible assets		680,437		680,437

Goodwill	b)	576,840	77,382	654,222

		$22,452,019	20,875	$22,472,894

Liabilities

Current liabilities
Accounts payable and accrued liabilities		$3,284,311		$3,284,311
Current portion of deferred revenue		250,323		250,323
Current portion of capital lease obligations		-		-
Deferred income tax liability	a)	56,507	(56,507)	-

		3,591,141	(56,507)	3,534,634

Deferred revenue		33,898		33,898
		3,625,039	(56,507)	3,568,532

Shareholders’ Equity

Share capital	c)	$66,419,784	788	$66,420,572
Contributed surplus	e)	19,336,768	185,652	19,522,420
		85,756,552	186,440	85,942,992

Deficit	b), c), e)	(64,583,644)	(2,428,723)	(67,012,367)

Accumulated other comprehensive loss	b), d)	(2,345,928)	2,319,665	(26,263)

		(66,929,572)	(109,058)	(67,038,630)

		18,826,980	77,382	18,904,362

		$22,452,019	20,875	$22,472,894

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
Unaudited – Prepared by Management
(expressed in Canadian dollars)

ii)	Reconciliation of comprehensive income as previously reported under Canadian GAAP to IFRS for the year ended September 30, 2011

	Note	Canadian	Effect of	IFRSs
		GAAP	transition to
			IFRSs

Revenue		$23,686,351		$23,686,351
Cost of sales	e), f)		9,319,559	9,319,559
Gross Profit			(9,319,559)	14,366,792

Expenses
Network delivery	f)	4,313,913	(4,313,913)	-
Software development	e), f)	11,218,227	(1,975,649)	9,242,578
General and administration	e), f)	4,096,764	127,863	4,224,627
Sales and marketing	e), f)	927,860	40,405	968,265
Amortization of intangible assets	f)	858,354	(858,354)	-
Amortization of property and equipment	f)	2,036,953	(2,036,953)	-
		23,452,071	(9,016,601)	14,435,470

Profit (loss) from operations		234,280	(302,958)	(68,678)

Foreign exchange (loss)		(125,148)		(125,148)
Finance income		-		-
Finance costs		(5,599)		(5,599)
Loss on disposal of property and equipment	f)	(117,306)	117,306	-

		(248,053)	117,306	(130,747)

Profit (loss) before income tax		(13,773)	(185,652)	(199,425)

Current income tax (expense)		-		-
Deferred income tax recovery (expense)	b), c)	1,114,949	184,076	1,299,025
Income tax recovery (expense)		1,114,949	184,076	1,299,025

Profit (loss) for the period		1,101,176	(1,576)	1,099,600
Other comprehensive loss:
Cumulative translation adjustment	b)	(26,392)	129	(26,263)
Total comprehensive income (loss) for the period		$1,074,784	$(1,447)	$1,073,337

Earnings (loss) per share
Basic		$0.03		$0.03
Fully diluted		$0.03		$0.03

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
Unaudited – Prepared by Management
(expressed in Canadian dollars)

ii)	Reconciliation of comprehensive income as previously reported under Canadian GAAP to IFRS for the period ended December 31, 2010

	Note	Canadian	Effect of	IFRSs
		GAAP	transition to
			IFRSs

Revenue		$7,733,805		$7,733,805
Cost of sales	e), f)		2,654,525	2,654,525
Gross Profit			(2,654,525)	5,079,280

Expenses
Network delivery	f)	1,489,955	(1,489,955)	-
Software development	e), f)	2,728,289	(422,435)	2,305,854
General and administration	e), f)	1,023,791	76,518	1,100,309
Sales and marketing	e), f)	303,110	20,735	323,845
Amortization of intangible assets	f)	194,004	(194,005)	-
Amortization of property and equipment	f)	495,375	(495,374)	-
		6,234,524	(2,504,516)	3,730,008

Profit (loss) from operations before the undernoted		1,499,281	(150,009)	1,349,272

Foreign exchange gain		170,439		170,439
Finance income		48		48
Finance costs		(5,536)		(5,536)

Loss on disposal of property and equipment	f)	(19,472)	19,472	-

		145,479	19,472	164,951

Profit (loss) before income tax		1,644,760	(130,537)	1,514,223

Current income tax (expense)		-		-
Deferred income tax recovery (expense)	b), c)	(561,239)	26,706	(534,533)
Income tax recovery (expense)		(561,239)	26,706	(534,533)

Profit (loss) for the period		1,083,521	(103,831)	979,690

Other comprehensive loss:
Cumulative translation adjustment		(456,637)		(456,637)

Total comprehensive income (loss) for the period		$626,884	(103,831)	$523,053

Earnings (loss) per share
Basic		$0.03		$0.03
Fully diluted		$0.03		$0.03

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
Unaudited – Prepared by Management
(expressed in Canadian dollars)

iii)	Material adjustments to the statement of cash flows for September 30, 2011 and December 31, 2010

There were no material differences between the statements of cash flows presented under IFRSs and the statement of cash flows presented under previous Canadian GAAP and thus no reconciliation of the statements of cash flows between Canadian GAAP and IFRS have been presented.

iv)	Notes to the reconciliations

In addition to the exemptions and exceptions discussed above, the following narratives explain the differences between the previous historical Canadian GAAP accounting policies and the current IFRS accounting policies applied by the Company. Only the differences having an impact on the Company are described below. The following is not a complete summary of all of the differences between Canadian GAAP and IFRS. The descriptive caption next to each lettered item below corresponds to the same lettered and descriptive caption in the tables above, which reflect the quantitative impacts from each change. Unless a quantitative impact was noted below, the impact from the change was not material to the Company.

a)	Income taxes - tax reclassification

In accordance with Canadian GAAP, deferred taxes are split between current and non-current components on the basis of either: (1) the underlying asset or liability, or (2) the expected reversal of items not related to an asset or liability.

In accordance with IFRS, all deferred tax assets and liabilities are classified as non-current. As a result current deferred tax assets and liabilities recognized under Canadian GAAP have been reclassified as non-current.

b)	Income taxes – Pixology loss carry-forwards

During the years ended September 30, 2009, 2010 and 2011; the Company determined that a portion of the previously unrecognized Pixology loss carry forwards should be recognized as the likelihood of realization of the tax asset was estimated to be more likely than not. Canadian GAAP requires that a future income tax asset acquired in a business combination that was not recognized at the time of acquisition as an identifiable asset but is subsequently recognized by the acquirer should be applied to reduce goodwill and intangibles to zero, with any remaining amount recognized as a reduction to income tax expense. Accordingly, the following amounts were credited against goodwill and intangible assets arising from the Pixology acquisition as follows:

	September 30, 2011	September 30, 2010	September 30, 2009

Intangible assets	$-	$89,266	$452,390
Goodwill	77,382	949,152	432,574
Total	$77,382	$1,038,418	$884,964

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
Unaudited – Prepared by Management
(expressed in Canadian dollars)

IFRS requires the recognition of a deferred tax asset related to acquired losses and deductible temporary differences to be recognized as a deferred tax recovery in the Statement of Earnings (Loss) and Comprehensive Gain (Loss).

However, as the Company has elected to apply IFRS 3, Business Combinations, prospectively to business combinations that occur after the date of transition; the Company is not permitted to reverse adjustments to goodwill that IFRS 3 would not permit hence no reversal was made to the application of Pixology loss carry-forwards to goodwill prior to October 1, 2010. The Company has reversed the application of Pixology loss carry-forwards made during the year ended September 30, 2011.

While the application of IFRS 3 prospectively does not permit adjustments to goodwill prior to the transition date, the Company is required to reverse the application of Pixology loss carry-forwards to intangible assets. This change in accounting policy does not have an impact on the October 1, 2010 intangible asset balance as all Pixology related intangible assets would have been fully amortized by the year ended September 30, 2010 as the increase in amortization expense would be offset by the decrease in income tax expense.

This change in accounting policy has impacted the following accounts as follows:

	September 30, 2011	December 31, 2010	October 1, 2010

Goodwill	$77,382	$-	$-
Accumulated other comprehensive
loss (gain)	(129)	-	-
Deferred income tax (recovery)	(77,253)	-	-
	$-	$-	$-

c)	Income taxes – share issue costs

During the year ended September 30, 2010, the Company determined that it was more likely than not to realize the loss carry forwards and other deductible temporary differences arising in Canada. As a result the Company recorded a deferred tax asset relating to these items and recorded a deferred tax benefit. A portion of the deferred tax asset recognized, in the amount of $107,611, related to share issue costs that are deductible for tax purposes. In accordance with Canadian GAAP, the portion of the deferred tax asset of $107,611 related to share issue costs was recorded as a deferred tax benefit within the Company’s Statement of Earnings (Loss) and Comprehensive Gain (Loss). IFRS, however, requires temporary differences related to equity items be recognized as an increase or decrease to share capital.

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
Unaudited – Prepared by Management
(expressed in Canadian dollars)

This change in accounting policy has impacted the following accounts as follows:

	September 30, 2011	December 31, 2010	October 1, 2010

Share capital	$(788)	$(80,905)	$(107,611)
Opening Deficit / (Surplus)	107,611	107,611	107,611
Deferred income tax (recovery)	(106,823)	(26,706)	-
	$-	$-	$-

d)	Cumulative translation adjustment

As the Company has elected to apply the IFRS 1 exemption for cumulative translation differences, the Company has recorded an adjusting entry to reset the cumulative translation differences to zero at the transition date. Application of this accounting policy choice results in a decrease of $2,319,536 in accumulated other comprehensive loss and a corresponding increase in deficit as of October 1, 2010.

e)	Share-based payments

There are two changes on transition regarding the accounting for share-based payments. Under Canadian GAAP, the Company treated its stock option, PSU and RSU tranches as single pools and determined fair value using an average life of the grant as a whole, and then recognized compensation expense on a straight-line basis. IFRS requires each tranche to be valued separately and recognized as compensation over its individual vesting period; this results in earlier recognition of the compensation expense as compared to Canadian GAAP. With respect to forfeitures, the Company recognized forfeitures as they occurred under Canadian GAAP; under IFRS, companies are required to estimate forfeitures at the time of grant with resulting effects on the compensation expense recognized.

This change in accounting policy has impacted the following accounts as follows:

	September 30, 2011	December 31, 2010	October 1, 2010

Increase in Contributed Surplus	$(185,652)	$(130,537)	$-
Share-based payment expense
Increase - Options	99,196	100,071	-
Increase - RSUs	80,255	20,861	-
Increase - PSUs	6,201	9,605	-
	$-	$-	$-

f)	Other Reclassifications

Certain other balances and financial statement captions have been reclassified from Canadian GAAP to conform with the presentation requirements of IFRS. The reclassification of these balances had no impact on net equity as at transition to IFRS.

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
Unaudited – Prepared by Management
(expressed in Canadian dollars)

6.	Seasonality of operations

Demand for photofinishing products is highly seasonal, with a significant proportion of recurring revenues being generated during the Company’s first fiscal (fourth calendar) quarter, ended December 31. The Company’s rapid growth over the past several years may have overshadowed seasonal or cyclical factors which might have influenced business to date. Due to the seasonal nature of the Company’s business, the results of operations for any interim period are not necessarily indicative of the results of operations to be expected for the fiscal year.

7.	Cost of sales and operating expenses:

Within cost of sales and operating expenses, the Company includes charges relating to amortization of plant and equipment, amortization of intangible assets and share-based compensation. These costs are identified below in their relevant statement operations caption.

	For the three months ended December 31, 2011
	Per statement	Amortization	Amortization	Loss on	Share-based	Excluding
	of operations	of property	of intangible	disposal of	compensation	amortization
		and	assets	property and		and share-
		equipment		equipment		based
						compensation
Cost of sales	$2,591,569	357,306	265,331	-	1,098	$1,967,834
Operating expenses
Software development	2,164,177	39,970	-	-	9,504	2,114,703
General and administration	1,093,029	4,512	-	-	68,135	1,020,382
Sales and marketing	170,954	2,987	-	-	532	167,435
Total operating expenses	$3,428,160	47,469	-	-	78,171	$3,302,520
	$6,019,729	404,775	265,331	-	79,269	$5,270,354

	For the three months ended December 31, 2010
	Per statement	Amortization	Amortization	Loss on	Share-based	Excluding
	of operations	of plant and	of intangible	disposal of	compensation	amortization
		equipment	assets	property and		and share-
				equipment		based
						compensation
Cost of sales	$2,654,525	413,070	194,004	5,863	10,774	2,030,814
Operating expenses
Software development	2,305,854	67,477	-	12,015	99,797	2,126,565
General and administration	1,100,309	7,414	-	392	171,010	921,493
Sales and marketing	323,845	7,414	-	1,202	48,053	267,176
Total operating expenses	$3,730,008	82,305	-	13,609	318,860	3,315,234
	$6,384,533	495,375	194,004	19,472	329,634	5,346,048

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
Unaudited – Prepared by Management
(expressed in Canadian dollars)

8.	Accounts receivable

	December 31, 2011	September 30, 2011	October 1, 2010
Trade accounts receivable	$5,444,286	$4,540,075	$5,425,805
Allowance for doubtful accounts	(145,000)	(145,000)	(176,531)
	5,299,286	4,395,075	5,249,274

Commodity taxes recoverable	1,454	135,655	53,591
Other	1,532	5,182	-
Total	$5,302,272	$4,535,912	$5,302,865

Reconciliation of changes in allowance for doubtful accounts:

	December 31, 2011	September 30, 2011	October 1, 2010
Balance, beginning of period	$145,000	$176,531	$154,945
Increase in allowance for doubtful accounts	-	33,102	33,781
Application of existing provision to write-off the amount receivable	-	(63,710)	(9,945)
Impact of foreign currency translation	-	(923)	(2,250)
Balance, end of period	$145,000	$145,000	$176,531

During the three month period ended December 31, 2011 the Company incurred bad debt expenses of $nil (three month period ending December, 2010 - $9,086).

As at December 31, 2011

	Financial assets that are past due but not impaired
	Neither past due				Carrying value on
	nor impaired	31 – 60 days	61 – 90 days	91 days +	the balance sheet

Trade accounts receivable	$3,708,112	$922,614	$98,906	$569,654	$5,299,286
Commodity taxes recoverable	1,454				1,454
Other	1,532	-	-	-	1,532
Total	$3,711,098	$922,614	$98,906	$569,654	$5,302,272

As at September 30, 2011

	Financial assets that are past due but not impaired
	Neither past due				Carrying value on
	nor impaired	31 – 60 days	61 – 90 days	91 days +	the balance sheet

Trade accounts receivable	$3,127,511	$36,942	$443,565	$787,057	$4,395,075
Commodity taxes recoverable	135,655				135,655
Other	5,182	-	-	-	5,182
Total	$3,268,348	$36,942	$443,565	$787,057	$4,535,912

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
Unaudited – Prepared by Management
(expressed in Canadian dollars)

As at October 1, 2011

	Financial assets that are past due but not impaired
	Neither past due				Carrying value on
	nor impaired	31 – 60 days	61 – 90 days	91 days +	the balance sheet

Trade accounts receivable	$3,520,349	$136,997	$982,557	$609,371	$5,249,274
Commodity taxes recoverable	53,591				53,591
Other	-	-	-	-	-
Total	$3,573,940	$136,997	$982,557	$609,371	$5,302,865

At December 31, 2011, five customers each account for 10% or more of total trade accounts receivable (December 31, 2010 – five customers).

9.	Property and equipment

October 1, 2011 to December 31, 2011

	Computer	Furniture and	Leasehold
	equipment	office equipment	improvements	Total
Cost
As at October 1, 2011	$15,878,073	$401,750	$181,718	$16,461,541
Additions	75,057	4,106	12,851	92,014
Disposals / write-offs	-	-	-	-
Impairments	-	-	-	-
Reclassifications and other adjustments	-	-	-	-
Currency translation adjustments	(1,758)	(3,986)	-	(5,744)
As at December 31, 2011	$15,951,372	$401,870	$194,569	$16,547,811

Accumulated Amortization
As at October 1, 2011	$10,903,337	$278,779	$139,275	$11,321,391
Amortization	393,811	6,251	4,713	404,775
Disposals / write-offs	-	-	-	-
Impairments	-	-	-	-
Reclassifications and other adjustments	-	-	-	-
Currency translation adjustments	(1,634)	(3,985)	-	(5,619)
As at December 31, 2011	$11,295,514	$281,045	$143,988	$11,720,547

Carrying value – October 1, 2011	$4,974,736	$122,971	$42,443	$5,140,150
Carrying value – December 31, 2011	$4,655,858	$120,825	$50,581	$4,827,264

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
Unaudited – Prepared by Management
(expressed in Canadian dollars)

October 1, 2010 to September 30, 2011

	Computer	Furniture and	Leasehold
	equipment	office equipment	improvements	Total
Cost
As at October 1, 2010	$14,844,050	$416,077	$144,986	$15,405,113
Additions	2,013,296	16,537	36,735	2,066,568
Disposals / write-offs	(969,895)	(34,447)	-	(1,004,342)
Impairments	-	-	-	-
Reclassifications and other adjustments	-	-	-	-
Currency translation adjustments	(9,378)	3,583	(3)	(5,798)
As at September 30, 2011	$15,878,073	$401,750	$181,718	$16,461,541

Accumulated Amortization
As at October 1, 2010	$9,763,684	$279,531	$131,069	$10,174,284
Amortization	1,998,672	30,075	8,206	2,036,953
Disposals / write-offs	(849,915)	(34,447)	-	(884,362)
Impairments	-	-	-	-
Reclassifications and other adjustments	-	-	-	-
Currency translation adjustments	(9,104)	3,620	-	(5,484)
As at September 30, 2011	$10,903,337	$278,779	$139,275	$11,321,391

Carrying value – October 1, 2010	$5,080,366	$136,546	$13,917	$5,230,829
Carrying value – September 30, 2011	$4,974,736	$122,971	$42,443	$5,140,150

10.	Intangible assets

October 1, 2011 to December 31, 2011

	Acquired	Customer	Internal use
	software	relationships	software	Total
Cost
As at October 1, 2011	$3,856,324	$6,818,688	$446,126	$11,121,138
Additions	-	-	689,101	689,101
Disposals / write-offs	-	-	-	-
Impairments	-	-	-	-
Reclassifications and other adjustments	-	-	-	-
Currency translation adjustments	(90,304)	(36,968)	(48)	(127,320)
As at December 31, 2011	$3,766,020	$6,781,720	$1,135,179	$11,682,919

Accumulated Amortization
As at October 1, 2011	$3,750,048	$6,599,419	$91,234	$10,440,701
Amortization	63,589	131,204	70,538	265,331
Disposals / write-offs	-	-	-	-
Impairments	-	-	-	-
Reclassifications and other	-	-	-	-

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
Unaudited – Prepared by Management
(expressed in Canadian dollars)

adjustments
Currency translation adjustments	(89,137)	(34,561)	(2)	(123,700)
As at December 31, 2011	$3,724,500	$6,696,062	$161,770	$10,582,332

Carrying value – October 1, 2011	$106,276	$219,269	$354,892	$680,437
Carrying value – December 31, 2011	$41,520	$85,658	$973,409	$1,100,587

October 1, 2010 to September 30, 2011

	Acquired	Customer	Internal use
	software	relationships	software	Total
Cost
As at October 1, 2010	$3,887,620	$6,831,499	$-	$10,719,119
Additions	-	-	446,126	446,126
Disposals / write-offs	-	-	-	-
Impairments	-	-	-	-
Reclassifications and other adjustments	-	-	-	-
Currency translation adjustments	(31,296)	(12,811)	-	(44,107)
As at September 30, 2011	$3,856,324	$6,818,688	$446,126	$11,121,138

Accumulated Amortization
As at October 1, 2010	$3,523,372	$6,079,953	$-	$9,603,325
Amortization	250,422	516,698	91,234	858,354
Disposals / write-offs
Impairments
Reclassifications and other adjustments
Currency translation adjustments	(23,746)	2,768	-	(20,978)
As at September 30, 2011	$3,750,048	$6,599,419	$91,234	$10,440,701

Carrying value – October 1, 2010	$364,248	$751,546	$-	$1,115,794
Carrying value – September 30, 2011	$106,276	$219,269	$354,892	$680,437

11.	Goodwill

Goodwill arose as a result of the acquisitions of Pixology Ltd. and WorksMedia Ltd. in fiscal 2007 and fiscal 2009. Goodwill consists of the following amounts:

Amount

Balance, October 1, 2010	$658,904
Currency translation adjustments	(4,682)
Balance, September 30, 2011	654,222
Currency translation adjustments	(13,507)
Balance, December 31, 2011	$640,715

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
Unaudited – Prepared by Management
(expressed in Canadian dollars)

12.	Accounts payable and accrued liabilities

	December 31, 2011	September 30, 2011	October 1, 2010

Trade payables	$1,466,754	$949,162	$1,012,246
Amounts due to customers	1,650,646	1,149,553	3,190,355
Trade accruals	327,586	337,353	314,022
Accrued payroll and other taxes	314,203	320,034	417,240
Due to employees and consultants	658,638	528,209	538,015
Total	$4,417,827	$3,284,311	$5,471,878

13.	Share capital and stock options

a)	Authorized

Unlimited number of common shares without par value

Unlimited number of preferred shares without par value

As at December 31, 2011, the Company had 34,257,922 common shares issued (September 30, 2011: 34,189,458) and 34,079,422 outstanding (September 30, 2011: 34,010,958). There are no preferred shares issued or outstanding at December 31, 2011 (September 30, 2011: nil).

b)	Options

The Company provides stock options to directors and certain employees of the Company pursuant to a stock option plan (the “Plan”). The Plan authorizes a maximum of 10% (3,407,942) of the Company’s issued and outstanding common shares to be reserved for issuance. The term of the options granted under the plan is five years and options are subject to various vesting requirements. Under the terms of the Plan one-eighteenth of the options granted vest each month.

The following table summarizes activity under the Company’s stock option plan since October 1, 2010:

	Number of	Average
	options	exercise
		price
Balance, October 1, 2010 (2,770,201 options exercisable)	2,775,769	$2.48
Granted	500,000	1.55
Exercised	(291,776)	1.25
Expired	(10,000)	1.25

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
Unaudited – Prepared by Management
(expressed in Canadian dollars)

Forfeited	(205,770)	2.45
Cancelled	(880,000)	3.35
Balance, September 30, 2011 (1,712,647 options exercisable)	1,888,223	$2.02
Granted	-	-
Exercised	-	-
Expired	(649,723)	2.32
Forfeited	(54,664)	1.55
Cancelled	-	-
Balance, December 31, 2011 (1,107,064 options exercisable)	1,183,836	$1.88

During October 2010, the Company cancelled 880,000 options; the cancellation was considered a modification for accounting purposes, with the incremental costs being recognized over the term of the new awards. The terms of the new awards are described below.

The following table summarizes information about stock options outstanding and exercisable at December 31, 2011:

	Options outstanding			Options exercisable
		Weighted
		average	Weighted		Weighted
		remaining	average		average
	Number	contractual	exercise	Number	exercise
Exercise price	outstanding	life (years)	price	exercisable	price
$1.48	415,000	2.12	$1.48	415,000	$1.48
$1.50	25,000	2.60	$1.50	25,000	$1.50
$1.55	396,836	3.76	$1.55	320,064	$1.55
$2.00	150,000	2.19	$2.00	150,000	$2.00
$3.35	197,000	1.20	$3.35	197,000	$3.35
$1.48 - $3.35	1,183,836	2.53	$1.88	1,107,064	$1.90

The fair value of each stock option is estimated on the date of grant using the Black-Scholes option pricing model. The following table provides the weighted average grant-date fair value and the weighted average assumptions used in applying the Black-Scholes option pricing model for grants made between October 1, 2010 and December 31, 2011:

	Three months	Twelve months
	ending	ending September
Description	December 31, 2011	30, 2011

Exercise price	$-	$1.55
Market price on date of grant	-	1.55
Expected forfeiture rate	-	2.7%
Expected volatility	-	58.42% - 62.51%
Risk-free interest rate	-	1.79%

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
Unaudited – Prepared by Management
(expressed in Canadian dollars)

Expected life (years)	-	4.5
Expected dividend yield	-	0%
Weighted average grant-date fair value
($ per share)	$-	$0.77

The total fair value of stock options granted during the three month period ended December 31, 2011 was $nil (three month period ended December 31, 2010: $386,600).

During the three month period ended December 31, 2011, the Company recognized compensation expense on options of $1,592 (three month period ended December 31, 2010: $167,257).

c)	Performance Share Unit Awards

A Performance Share Unit (“PSU”) is a right granted to an executive level employee to receive one common share of the Company. The PSUs will be earned only if performance goals over the performance periods established by or under the direction of the Compensation Committee are met. PSUs vest over three years in equal annual instalments on each anniversary of the date of grant and will be delivered in common stock at the end of each vesting period, based on the recipient’s actual performance compared to the target performance and may equal from zero percent (0%) to one hundred percent (100%) of the target award. The fair value of each PSU awarded is based upon the quoted price of the Company’s stock on the date of grant, as the Company does not expect to pay dividends such an amount has not been included in the fair value of PSUs. The Company recognizes the expense based on an estimate at the end of each reporting period of the degree to which the performance goals are being met, incorporating an expected forfeiture rate of 2.7%, and adjusts the estimate at the conclusion of the performance period. The expense is recognized on a graded-vesting basis over the vesting period.

	Number of PSUs	Weighted average
		fair value
Balance, October 1, 2010	-	$-
Granted	100,000	1.55
Forfeited	(26,000)	1.55
PSUs issued as common shares upon vesting	-	-
Balance, September 30, 2011	74,000	1.55
Granted	-	-
Forfeited	(62,267)	1.55
PSUs issued as common shares upon vesting	(4,799)	1.55
Balance. December 31, 2011	6,934	$1.55

During the three month period ended December 31, 2011 the Company issued 4,799 common shares as it related to vested PSUs at a value of $7,438, which represents the fair

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
Unaudited – Prepared by Management
(expressed in Canadian dollars)

value at the date of grant, and recorded this amount as an adjustment to contributed surplus and common shares.

During the three month period ended December 31, 2011, the Company recognized a recovery of previously expensed compensation associated with forfeited unvested PSUs which, when combined with the current expense on all outstanding awards, resulted in a net recovery of $265, (period ended December 31, 2010: $19,294).

d)	Restricted Share Unit Awards

A Restricted Share Unit (“RSU”) is a right granted to a non-executive director or key employee to receive one common share of the Company on a time vested basis. The fair value of the restricted share awards is determined based upon the number of shares granted and the quoted price of the Company’s stock on the date of grant. Restricted shares vest over three years in equal annual instalments on each anniversary of the date of grant and will be delivered in common stock at the end of each vesting period. The expense is recognized on a graded-vesting basis over the vesting period.

	Number of RSUs	Weighted average
		fair value
Balance, October 1, 2010	-	$-
Granted	206,600	1.55
Forfeited	(8,400)	1.55
RSUs issued as common shares upon vesting	-	-
Balance, September 30, 2011	198,200	1.55
Granted	-	-
Forfeited	(19,466)	1.55
RSUs issued as common shares upon vesting	(63,665)	1.55
Balance. December 31, 2011	115,069	$1.55

During the three month period ended December 31, 2011 the Company issued 63,665 common shares as it related to vested RSUs at a value of $98,681, which represents the fair value at the date of grant, and recorded this amount as an adjustment to contributed surplus and common shares.

During the three month period ended December 31, 2011, the Company recognized an expense on RSUs of $10,094 (period ended December 31, 2010: $47,525).

e)	Shares held in escrow

In connection with the acquisition of WorksMedia Limited, which was completed in March 2009, 750,000 common shares of the Company were issued. 214,500 of these common shares have been included as part of the purchase consideration, while the remaining

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
Unaudited – Prepared by Management
(expressed in Canadian dollars)

535,500 common shares are only being released from escrow upon the continued employment of the Principle Vendors over a three year period.

On March 10, 2011, the Company released 250,000 common shares consisting of 71,500 common shares included as part of the purchase consideration while the remaining 178,500 common shares released related to the continued employment of the Principle Vendors. As at December 31, 2011, 178,500 common shares remain in escrow and have been excluded from the number of common shares shown as outstanding and will only be recognized as they are released from escrow.

f)	Normal course issuer bid

On April 15, 2010, the Company received approval from the TSX Venture Exchange (“TSX-V”) for a Normal Course Issuer Bid (the “Bid”) that enables the Company to purchase and cancel up to 340,000, or approximately 1%, of its outstanding common shares between May 1, 2010 and April 30, 2011. During the three month period ended December 31, 2010 the Company received approval from the TSX-V to revise the authorized purchase amount from 340,000 shares to approximately 1.7 million shares, or 5% of the outstanding common shares of the Company. On May 27, 2011, the Company received approval from the TSX-V to extend the Bid authorizing the purchase of approximately 1.7 million shares, or 5% of the outstanding common shares between May 27, 2011 and May 26, 2012.

As at October 1, 2010, the Company held 30,000 shares that had been purchased for cancellation. During the year ended September 30, 2011, the Company purchased a further 283,100 shares under the Bid for a total purchase price of $404,594. As at September 30, 2011, all 313,100 of these shares have been cancelled.

On cancellation of these 313,100 shares, $165,726, representing the difference between the purchase price and the average book value of the common shares was recorded as an adjustment to contributed surplus.

Since inception of the Bid, the Company has purchased 383,100 shares for a purchase price of $555,197.

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
Unaudited – Prepared by Management
(expressed in Canadian dollars)

g)	Earnings per share

The following is a reconciliation of the numerator and the denominators used for the computation of basic and diluted earnings per share amounts:

	Three Months Ended
	December 31, 2011	December 31, 2010

Net (loss) earnings for the period (numerator)	$1,040,223	$979,690

Weighted average number of shares outstanding (denominator)

Basic	34,076,445	33,777,750

Effect of dilutive securities:

Stock options	-	117,186
RSUs	20,092	20,037
PSUs	3,074	9,658
Total	34,099,611	33,924,631

14.	Segment information

The Company has two operating segments that have similar economic characteristics which are aggregated into a single reportable segment based on the manner in which the Company has organized its operations and provision of financial information to senior management.

The Company’s sales by geographical area are as follows:

	Three Months Ended
Description	December 31, 2011	December 31, 2010

Canada	$1,315,666	$1,515,624
United States	4,460,482	4,823,139
United Kingdom	1,111,434	1,325,303
Other	62,794	69,739
Total	$6,950,376	$7,733,805

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
Unaudited – Prepared by Management
(expressed in Canadian dollars)

Revenue is attributed to the geographic location of the Company’s customer.

As at December 31, 2011 and September 30, 2011, the Company’s assets by geographical location are as follows:

		United
	Canada	Kingdom	Total
December 31, 2011
Property and equipment	$4,821,690	$5,574	$4,827,264
Goodwill and intangible assets	$1,048,613	$692,689	$1,741,302

September 30, 2011
Property and equipment	$5,137,362	$2,788	$5,140,150
Goodwill and intangible assets	$432,274	$902,385	$1,334,659

Major customers representing 10% or more of the Company’s sales for the period are as follows:

	Three Months Ended
Description	December 31, 2011	December 31, 2010

Customer A	$1,951,191	$2,157,547
Customer B	$948,197	$1,126,086
Customer C	$707,104	$615,526
Customer D	$2,802,640	$3,016,250

15.	Revenue

	Three Months Ended
Description	December 31, 2011	December 31, 2010

Transaction fees	$5,790,290	$6,299,661

Software licenses and installation fees	489,647	656,461
Membership fees	436,199	448,816
Professional fees	20,289	14,345
Archive fees	213,951	314,522
Total	$6,950,376	$7,733,805

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
Unaudited – Prepared by Management
(expressed in Canadian dollars)

Product revenue is presented below:

	Three Months Ended
Description	December 31, 2011	December 31, 2010

Service revenue	$6,784,910	$7,425,800

Product revenue	165,466	308,005
Total	$6,950,376	$7,733,805

16.	Related Party Transactions

During the three month period ended December 31, 2011, the Company incurred legal fees of $26,393 (period ended December 31, 2010: $34,636) for services provided by McMillan LLP, a law firm of which a director of the Company is a partner. Accounts payable and accrued liabilities at December 31, 2011 included $22,536 (September 30, 2011: $23,955) related to these services.

During the three month period ended December 31, 2011, the Company incurred consulting fees of $12,807 (period ended December 31, 2010: $14,900) for services provided by Digital Photoworks, a company of which a Director and Officer of the Company controls. Accounts payable and accrued liabilities at December 31, 2011 included $2,551 (September 30, 2011: $5,072) related to these services.

During the three month period ended December 31, 2011, the Company did not incur expenses relating to setting up e-mail marketing campaigns on behalf of a number of our retail customers (period ended December 31, 2010: $8,449) with Photoblaster, a company of which a director of the Company is Chairman and Chief Executive Officer. The Company does not have any outstanding accounts payable or accrued liabilities as at December 31, 2011 related to this company (September 30, 2011: $nil).

The Company shares its UK premises with another company, Works Unit Ltd., of which an Officer is a director. During the three month period ended December 31, 2011, the Company was recharged its proportional share of office running costs totalling $27,603 (period ended December 31, 2010: $45,088) by this related party. In addition, during the three month period ended December 31, 2011, the Company used the software development services of this company, incurring costs of $36,273 (period ended December 31, 2010: $16,957). At December 31, 2011, accounts payable included $43,126 (September 30, 2011: $21,578) related to these services and cost recharges.

During the three month period ended December 31, 2011, the Company generated revenue of $1,319 (period ended December 31, 2010: $1,677) relating to transaction fees, software license and installation fees, and membership fees from a customer, Extrafilm, of which a Director and Officer of the Company controls. Accounts receivable at December 31, 2011 included $3,807 (September 30, 2011: $2,102) related to these services.

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
Unaudited – Prepared by Management
(expressed in Canadian dollars)

All amounts charged were recorded at their exchange amount, which is the amount of consideration established and agreed to by the related parties and having normal trade terms.

17.	Compensation of key management

Key management includes the Company’s directors, and members of the executive team.

Compensation awarded to key management included:

	Three Months Ended
	December 31, 2011	December 31, 2010

Salaries, director fees and short-term employee benefits	$377,102	$412,307

Share-based payments	13,072	101,411
Termination benefits	168,750	-
Total	$558,924	$513,718

18.	Expenses by nature

	Three Months Ended
	December 31, 2011	December 31, 2010

Salary and Wages	$2,725,139	$2,550,575
Consultants and third party contractors	379,071	543,474
Third party call center	544,073	513,203
Data center fees	423,745	445,793
Amortization of property and equipment	404,775	495,375
Amortization of intangible assets	265,331	194,004
Outsourcing	147,370	48,858
Share-based payments	79,269	329,634
Other expenses	1,050,956	1,263,617
Total	$6,019,729	$6,384,533

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
Unaudited – Prepared by Management
(expressed in Canadian dollars)

19.	Commitments

At December 31, 2011, the Company was committed to purchase items of equipment with a cost of $nil (September 30, 2011 - $63,755).

The contractual obligations and payments due as at December 31, 2011 are as follows:

	Payments due by period
	Total	Less than 1	1-3 years	3-5 years
		year

Property leases	719,016	278,329	440,687	-

Other service agreements	6,577,260	1,712,609	3,328,566	1,536,085

Purchase obligations	-	-	-	-

	7,296,276	1,990,938	3,769,253	1,536,085

During the year ended September 30, 2010, the Company received notice from a former customer that a possible patent infringement had been brought to their attention regarding software which in previous years had been sold by one of our subsidiaries and which is unrelated to the PNI Platform and to the Company’s kiosk software. During the year ended September 30, 2011, the Company received notice from its former customer that a settlement had been reached between it and the entity that had been making the claims of patent infringement. As a result, the Company’s former customer requested that the Company pay a portion of the settlement amount under an indemnification clause included in the contract that was in place during the previous relationship. After considering all of the available facts, including the expected legal costs of disputing the matter, the Company agreed to pay a contribution of the settlement charge, up to a maximum amount of US$100,000. The Company concluded negotiations over the final allocation of the settlement charge with the former customer and made a contribution of US$80,000 during the year ended September 30, 2011 in full and final settlement. Upon payment of this amount, the Company has been released from any future claims relating to this matter by the customer.

20.	Bank Facility

In March 2010, the Company entered into a Credit Agreement with its bank (the “Bank”) which provides the Company with two separate credit facilities, being a $1,500,000 revolving demand facility (“Revolving Demand Facility) and a $750,000 reducing facility by way of Leases (“Lease Facility”). The two credit facilities and all other obligations of the Company to the Bank are secured by way of a General Security Agreement between the

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
Unaudited – Prepared by Management
(expressed in Canadian dollars)

Bank and the Company, constituting a first ranking security interest in all personal property of the Company.

The Revolving Demand Facility bears interest at a rate of Bank prime + 1.50% and contains a financial covenant requiring us not to exceed a borrowing limit of 67% of good Canadian and US Accounts receivable less potential prior-ranking claims which include items such as sales and excise taxes, payroll liabilities, and overdue rent, property and business taxes. The Company has not drawn any amount with respect to the Revolving Demand Facility.

The Lease Facility will be subject to separate agreements between the Bank and the Company, and as at December 31, 2011 no amount has been drawn on this facility.

21.	Supplementary cash flow information

Net change in non-cash working capital items

	Three Months Ended
	December 31, 2011	December 31, 2010

Accounts receivable	$(791,167)	$(907,457)

Prepaid expenses and other current assets	(48,289)	(11,112)

Accounts payable and accrued liabilities	1,180,165	(1,566,204)
Changes in deferred revenue	356,030	(14,443)
Total	$696,739	$(2,499,216)